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                                          NEWS RELEASE

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FOR IMMEDIATE RELEASE                     Analyst Contact: Susan J. Campbell
(As of January 5, 1998)                                    610-992-7425
                                          Media Contact:   David Fridling
                                                           610-992-7426

                 NOVACARE EMPLOYEE SERVICES, INC. TO ACQUIRE
                       AMERICARE EMPLOYERS GROUP, INC.

        NORRISTOWN, Pa., -- NovaCare Employee Services, Inc. (NASDAQ:NCES), a leading national employee services company, or professional employer organization (PEO), has entered into a definitive agreement to acquire AmeriCare Employers Group, Inc. (AmeriCare), a PEO based in Phoenix, Arizona, with a presence in eight states.

        Completion of the sale is pending regulatory approval.

        AmeriCare, founded in 1982, had revenues of $128 million for the nine months ended September 30, 1997. It has approximately 7,500 worksite employees and 625 clients under contract.

        "We are especially pleased to join with AmeriCare, a high quality firm of long-standing," said Loren J. Hulber, president and chief executive officer of NovaCare Employee Services. "Dedicated to service and performance leadership, the combined resources and expertise of these two high quality organizations offer tremendous opportunities for the future."

        NovaCare Employee Services was established in September 1996 and completed its initial public offering in November 1997. NovaCare Employee Services reported revenues for the three months ended September 30, 1997 of $267 million.

        A key element of the NovaCare Employee Services growth strategy is the penetration of attractive geographic target markets. In September 1997, NovaCare Employee Services entered the Atlanta marketplace and plans to enter the Philadelphia marketplace during the first calendar quarter of 1998. The acquisition of AmeriCare accelerates NovaCare Employee Services' planned entrance into the Phoenix marketplace and provides it with a strong presence in the western United States.

        "There has been significant consolidation within the PEO industry over the past year," said Ronald N. Shostack, president, chief executive officer and majority shareholder of AmeriCare. "As one of the leading PEO's in the western United States, AmeriCare has received numerous solicitations. We chose NovaCare Employee Services because of their commitment to excellence, high level of integrity and dedication to creating a national PEO infrastructure.
We anticipate NovaCare Employee Services will become the premier national PEO in a relatively short period of time."

        Shostack will remain with the company as NovaCare Employee Services senior vice president of the western region.

                                   -more-

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NOVACARE EMPLOYEE SERVICES/AMERICARE AGREEMENT
ADD ONE


        NovaCare Employee Services, Inc. is one of the largest professional employer organizations in the United States. The Company is an employee services company that provides small to medium-sized businesses with comprehensive, fully integrated outsourcing solutions to human resource issues, including payroll management, risk management, benefits administration, unemployment services and human resource consulting services. NovaCare Employee Services is a unit of NovaCare, Inc. (NYSE:NOV), a leading national provider of physical rehabilitation services that treats 37,000 patients per day in 43 states.

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